UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.
(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

The Registrant held its annual meeting of shareholders (the “Annual General Meeting”) at 9:00 p.m. China time (9:00 a.m. Eastern Time) on April 11, 2022, at Auwei Hotel, No. 2 Qilong Road, Longshan Street, Yubei District, Chongqing, China. Holders of 78,061,978 ordinary shares of the Registrant were present in person or by proxy at the annual meeting, representing approximately 41.7% of the total 187,187,531 outstanding ordinary shares and therefore constituting a quorum of two members at minimum, present in person or by proxy at the Annual General Meeting and entitled to vote at the Annual General Meeting as of the record date of March 10, 2022. The final voting results for each matter submitted to a vote of shareholders at the Annual General Meeting are as follows:

1. The Reverse Split Proposal

The shareholders approved the proposal to implement a reverse share split of our ordinary shares, par value US$0.001 per share, including the Company’s ordinary shares reserved for issuance (the “Original Ordinary Shares”), at a ratio of forty (40)-for-one and at a time during the following six months to be determined by further action of our Board of Directors (or not at all in the determination of the Board of Directors during the same period), such that each 40 Original Ordinary Shares shall be consolidated into one ordinary share of the Company, par value US$0.04 (the “Adjusted Ordinary Shares”), and that the authorized share capital of the Company is consolidated from US$800,000 divided into 800,000,000 Original Ordinary Shares to US$800,000 divided into 20,000,000 Adjusted Ordinary Shares. No broker non-votes are counted.

For	Against	Abstain
35,328,806	8,250,970	124,372

2. The Share Increase Proposal

The shareholders approved the proposal to increase the authorized share capital of the Company at a time during the following six months to be determined by further action of our Board of Directors (or not at all in the determination of the Board of Directors during the same period) from US$800,000 divided into 20,000,000 Adjusted Ordinary Shares to US$32,000,000 divided into 800,000,000 Adjusted Ordinary Shares by the creation of an additional 780,000,000 Adjusted Ordinary Shares to rank pari passu in all respects with the Adjusted Ordinary Shares existing upon approval of the Reverse Split Proposal. No broker non-votes are counted.

For	Against	Abstain
39,696,126	3,784,953	223,069

3. Articles Amendment Proposal

The shareholders approved the proposal to replace at a time during the following six months to be determined by further action of our Board of Directors the existing Amended and Restated Memorandum and Articles of Association of the Company in their entirety with new Amended and Restated Memorandum and Articles of Association. No broker non-votes are counted.

For	Against	Abstain
39,769,122	3,404,160	530,866

4. Equity Incentive Plan Proposal

The shareholders approved the proposal to establish the 2022 Equity Incentive Plan, with an aggregate of Twelve Million (12,000,000) ordinary shares to be available for awards. No broker non-votes are counted.

For	Against	Abstain
40,666,745	2,496,455	540,948

5. Election of Directors Proposal

The following individuals were elected as directors to serve on the Board of Directors until their successors are elected or appointed, but any officer may be removed at any time by the Company in general meeting or by the Board of Directors. No broker non-votes are counted.

Director’s Name	For	Against	Abstain
Lucas Capetian	41,773,642	889,320	1,041,186
Jehan Zeb Khan	41,685,726	893,493	1,124,929
Ahmad Khalfan Ahmad Saeed Almansoori	41,560,503	1,003,711	1,139,934
Hung-Jen Kuo	41,932,610	820,405	951,133
Long Yi	41,714,129	1,010,332	979,687

6. Ratification of the Appointment of Auditors Proposal

The shareholders approved the proposal to ratify the appointment of Audit Alliance LLP as the Registrant’s independent registered accountant for the fiscal year ending June 30, 2022. No broker non-votes are counted.

For	Against	Abstain
40,569,678	1,187,520	1,946,950

7. Filing Proposal

The shareholders approved the proposal to make all required filings with the Registrar of Companies in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s register of members. No broker non-votes are counted.

For	Against	Abstain
40,505,828	2,300,817	897,503

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2022

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Lucas Capetian
Name:	Lucas Capetian
Title:	Chief Executive Officer

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